UNITED STATES

	                    SECURITIES AND EXCHANGE COMMISSION

		                         Washington, D.C. 20549

  		                       	    FORM 10-QSB


Quarterly Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the quarterly period ended        June 30, 1996

Commission file number     0-24624

	        U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
(Exact name of registrant as specified in its charter.)

       	 NEW YORK                    13-3097642
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)

7201 Wisconsin Avenue, Bethesda, MD            20814
(Address of principal executive offices      (Zip Code)

Registrant's telephone number, including area code:
(301) 215-7777

     Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


			 YES [X]        NO [ ]

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date:

The number of shares outstanding of each of the issuer's classes of common equity, as of August 10, 1996, was 1,840,000 shares of Common Stock and 2,000,000 of Common Stock Class B.

                 		   PART I. - FINANCIAL INFORMATION

                		  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		                       CONSOLIDATED BALANCE SHEETS
			                              (Unaudited)

                                        		 				June 30,     December 31,
                                          						 1996            1995
					                                         ___________   ____________
ASSETS
Current assets:
Cash & cash equivalents                      $  4,768,000    $ 3,599,000
Accounts receivable, less allowance             5,174,000      3,725,000
Commissions receivable                            307,000        962,000
Inventories                                     1,600,000      1,215,000
Current portion-long term
   accounts receivable                          2,370,000      2,396,000
Other current assets                              907,000        690,000
                                   					       __________     __________
   Total current assets                        15,126,000     12,587,000

Plant, property & equipment                       442,000        406,000
Accounts receivable, long term                  2,727,000      2,348,000
Other                                             141,000         93,000
                                   					       __________     __________
  Total assets                               $ 18,436,000    $15,434,000
					                                         ===========    ===========

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable and accrued expenses        $  5,500,000    $ 4,139,000
Accrued contract training                         872,000        683,000
Current portion-long term accounts payable        646,000        984,000
Income taxes payable                              672,000        186,000
                                   					       __________     __________
  Total current liabilities                     7,690,000      5,992,000

Long term accounts payable, net                 1,364,000        933,000
                                          						_________      _________
  Total liabilities                             9,054,000      6,925,000

Shareholders' equity:
Preferred stock, $.01 par value:
   Authorized - 5,000,000 shares,
   none issued
Common stock, $.01 par value
   Authorized - 20,000,000 shares
   (including 2,000,000 designated class B);
   Common stock - 1,840,000 shares issued
   and outstanding                                 18,000         18,000
Common stock-Class B - 2,000,000 shares
   issued and outstanding                          20,000         20,000
Additional paid in capital                      7,477,000      7,477,000
Foreign currency equity translation
   adjustment                                      (8,000)        (8,000)
Retained earnings                               1,875,000      1,002,000
                                   					       __________     __________
  Total shareholders' equity                    9,382,000      8,509,000
                                   					       __________     __________
  Total liabilities and shareholders' equity  $18,436,000    $15,434,000
                                   					      ===========    ===========

                		    U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		                   CONSOLIDATED STATEMENTS OF OPERATIONS
			                             	(Unaudited)

                            				      Three months ended June 30,      Six months ended June 30,
					                                      1996            1995            1996            1995
Sales                                  $8,918,000      $1,615,000      $12,578,000      $4,425,000
Cost of goods sold                      5,853,000       1,254,000        8,497,000       3,469,000
                                   					_________       _________       __________       _________
Gross profit on sales                   3,065,000         361,000        4,081,000         956,000
Net commission income                     138,000         256,000          304,000         561,000
			                                   		_________       _________       __________       _________
Total gross profit on sales
and net commission income               3,203,000         617,000        4,385,000       1,517,000

Selling, general and administrative
  Salaries and payroll taxes              898,000         631,000        1,593,000       1,244,000
  Travel and entertainment                403,000         353,000          623,000         639,000
  Other                                   729,000         634,000        1,303,000       1,059,000
                                   					_________       _________       __________       _________
                                   					1,173,000      (1,001,000)         866,000      (1,425,000)

Other Income and Expenses
  Interest Expense                         (2,000)        (19,000)          (7,000)        (41,000)
  Interest Income                          89,000         124,000          195,000         241,000
  Miscellaneous Income                    208,000           1,000          344,000           3,000
                                   					_________       _________       __________       _________
  Total Other Income/Expenses             293,000         106,000          532,000         203,000

Income/(loss) before provision
   for taxes                            1,468,000        (895,000)       1,398,000      (1,222,000)
(Provision)/benefit for income taxes     (550,000)        317,000         (525,000)        432,000
                                   					_________       _________       __________       _________
Net income/(loss)                      $  918,000      $ (578,000)     $   873,000      $ (790,000)
                            				       ==========      ==========      ===========      ==========
Income/(loss) per share                $     0.27      $    (0.17)     $      0.26      $    (0.23)
                            				       ==========      ==========      ===========      ==========
Weighted average shares outstanding     3,390,000       3,390,000        3,390,000       3,390,000
				                                   ==========      ==========      ===========      ==========

                		    U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		                   CONSOLIDATED STATEMENTS OF CASH FLOWS
			                              (Unaudited)

                                   					       Six months ended June 30,
				                                          		  1996            1995
Operating activities
Net income/(loss)                            $  873,000      $ (790,000)
Adjustments to reconcile net income/(loss)
to net cash used in operating activities:
Depreciation & amortization                      65,000          74,000
Provision for doubtful accounts                  10,000          10,000
Provision for deferred taxes                          0         (22,000)
Inventory write-down                             61,000          42,000
Changes in operating assets and liabilities:
  Accounts receivable                        (1,812,000)        (92,000)
  Commissions receivable                        655,000         421,000
  Inventories                                  (446,000)       (292,000)
  Other current assets                         (217,000)        (21,000)
  Other assets                                  (48,000)         73,000
  Accounts payable and accrued expenses       1,643,000        (104,000)
  Income taxes payable                          486,000        (442,000)
                                   					      _________       _________
Net cash used in operating activities         1,270,000      (1,143,000)

Investing activities
Interest from investment security                     0         (70,000)
Purchase of property and equipment             (101,000)        (38,000)
                                   					      _________       _________
Net cash used in investing activities          (101,000)       (108,000)

Effect of foreign exchange rate changes
on cash and cash equivalents                          0          (9,000)
                                   					      _________       _________

Net increase/(decrease) in cash and
   cash equivalents                           1,169,000      (1,260,000)
Cash and cash equivalents at beginning of
   period                                     3,599,000       3,139,000
                                   					      _________       _________
Cash and cash equivalents at end of period   $4,768,000      $1,879,000
                                   					     ==========      ==========

                		   U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		                      NOTES TO FINANCIAL STATEMENTS
			                              June 30, 1996


Note 1.  Statement of Information Furnished
	  The accompanying unaudited consolidated financial statements have been prepared in accordance with form 10-QSB instructions and in the opinion of management contain all adjustments and normal or recurring accruals as necessary to present fairly the financial position as June 30, 1996, the results of operations for the quarter and six months ended June 30, 1996 and 1995 and the cash flows for the six months ended June 30, 1996 and 1995. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Form 10-KSB.
	  Certain information and footnote disclosure normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying consolidated financial statements be read in conjunction with the financial statements and notes thereto incorporated in the Company's Form 10-KSB.

Note 2.  Concentrations of Credit Risk
	  The Company maintains a $900,000 credit facility for short term working capital needs, standby letters of credit, and spot and forward foreign exchange transactions. Collateral for the credit facility consists of securities held in a safekeeping account by a bank. On March 22, 1996 the Company issued a standby letter of credit in the amount of $420,000 in connection with its obligation for shipment of $8.4 million in Export-Import Bank financed goods. This obligation expires April 30, 1997. As of July 30, 1996 the Company has available approximately $380,000 under the credit facility.

                 		  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
	               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operation

    	The Company's revenues are derived in two ways: net sales by the Company for its own account and net commission income consisting of commissions on sales made by manufacturers that are represented by the Company. Since the Company often elects the form of transactions, it does not believe that the changes over periods in the mix comprising total gross profit on sales and net commission income necessarily reflect any trends.

Three months ended June 30, 1996 compared to three months ended June 30, 1995

    	The Company's net sales for the three months ended June 30, 1996 increased $7,303,000 or 452% and net commission income decreased $118,000 or 46% over the three months ended June 30, 1995. The total gross profit on sales and net commission income increased $2,586,000 or 419%.

    	During the recent three months the Company was able to complete shipment of the final portion of the $8.4 million of goods financed by the Export-Import Bank tied aid credits to certain identified Chinese organizations for the purchase of equipment sold by the Company. While the Company continues to explore additional financing opportunities, including with the Export-Import Bank, there can be no assurances that any such financing will be available in the future.

    	The Company believes that the total gross profit on sales and net commission income has been negatively impacted during the quarters by restrictions imposed by the Chinese government on the availability of credit from the Chinese banking system to the Company's customers. The Company believes the restrictions on the availability of credit will continue to impact operations for the immediate future.

    	The Company's gross profit on sales as a percentage of net sales for the three months ended June 30, 1996 was 34% as compared to 22% for the three months ended June 30, 1995. The improved gross profit margin is attributable primarily to improved pricing achieved on the Export-Import Bank financed sales for the recent three month period compared to the period ended June 30, 1995.

    	Selling, general and administrative expenses for the three months ended June 30, 1996 and 1995 were $2,030,000 and $1,618,000, respectively, representing an increase of 25%. This increase is related to an increase in the number of Company employees, increased staff bonuses as a result of higher sales, increased travel and entertainment, and increased rent expense related to the new building housing the future Beijing United Family Health Center. As a percentage of net sales and net commission income, the selling, general and administrative expenses decreased from 86% in the three months ended June 30, 1995 to 22% in the three months ended June 30, 1996. The reduction in percentage was due principally to shipment of the Export-Import financed $8.4 million sale and to the fact that substantially all of the related selling and administrative expenses were incurred in prior periods.

    	Interest income for the three months ended June 30, 1996 and 1995 was $89,000 and $124,000 respectively. Miscellaneous income of $207,000 was due to the Company's three year sub-lease of a portion of the building housing the future Beijing United Family Health Center.

Six months ended June 30, 1996 compared to six months ended June 30, 1995

    	The Company's net sales for the six months ended June 30, 1996 increased $8,153,000 or 184% and net commission income decreased $257,000 or 46% over the quarter ended June 30, 1995. The total gross profit on sales and net commission income increased $2,868,000 or 189%.

    	The Company shipped $8.4 million of goods financed by the Export-Import Bank tied aid credits to certain identified Chinese organizations for the purchase of equipment sold by the Company. While the Company continues to explore additional financing opportunities, including with the Export-Import Bank, there can be no assurances that any such financing will be available in the future.

    	The Company believes that the total gross profit on sales and net commission income has been negatively impacted during the periods by restrictions imposed by the Chinese government on the availability of credit from the Chinese banking system to the Company's customers. The Company believes the restrictions on the availability of credit will continue to impact operations for the immediate future.

    	The Company's gross profit on sales as a percentage of net sales for the six months ended June 30, 1996 was 32% as compared to 22% for the six months ended June 30, 1995. The improved gross profit margin is attributable primarily to improved pricing achieved on the Export-Import Bank financed sales as well as decreased freight and training costs for the six months ended June 30, 1996.

    	Selling, general and administrative expenses for the six months ended June 30, 1996 and 1995 were $3,519,000 and $2,942,000, respectively, representing an increase of 20%. These expenses represent costs associated with an increase in the number of Company employees, increased staff bonuses as a result of higher sales, and increased rent expense related to the new building housing the future Beijing United Family Health Center, offset somewhat by lower travel and entertainment. As a percentage of net sales and net commission income, the selling, general and administrative expenses decreased from 59% in the six months ended June 30, 1995 to 27% in the six months ended June 30, 1996. The reduction in percentage was due principally to shipment of the Export-Import financed $8.4 million sale and to the fact that substantially all of the related selling and administrative expenses were incurred in prior periods.

    	Interest income for the six months ended June 30, 1996 and 1995 were $195,000 and $241,000 respectively. Miscellaneous income of $344,000 was principally due to the Company's three year sub-lease of a portion of the building housing the future Beijing United Family Health Center.

Liquidity and Capital Resources

    	During 1996, the Company expects to enter into commitments for capital expenditures in an aggregate amount exceeding $2,000,000 for equipment and renovations in connection with the Beijing United family Health Center (Beijing United). The Company believes that the Beijing United facility will provide much-needed Western standard health care services, including maternity and birthing services as well as neonatal and pediatric care, to specified target markets in China, including the expatriate business and diplomatic community in Beijing. The Company currently anticipates that the Beijing United facility will open in late 1996. The Company intends to finance these capital expenditures principally from available sources, including cash and cash equivalents. Although the Company believes that such sources will be sufficient for these purposes during the next twelve months, the Company may be required to obtain additional funds thereafter. There can be no assurances that such funds will be available to the Company on favorable terms, if at all. The Company anticipates funding any additional clinics through outside sources of funding. As of June 30, 1996 the company has spent less than $500,000 in connection with the Beijing United facility.

	The Company received all of the cash receipts from the $8.4 million Export-Import Bank financing by the end of July 1996 and made substantial payments of accounts payable prior thereto. As of July 31, 1996 the Company had cash and cash equivalents of approximately $4.0 million.

	In light of the uncertainty of available financing to the Company's markets, the Company continues to search for alternate financing programs. The tied aid credits from the Export-Import Bank for the purchasers of the Company's products provides an attractive financing alternative and the Company will continue to explore additional similar financing opportunities. There can be no assurance that similar Export-Import Bank financing will be available in the future.

	Also during the six months ended June 30, 1996, increased sales resulted in a $1,812,000 increase in accounts receivable offset somewhat by a $1,643,000 increase in accounts payable and a decrease of $655,000 due to collections of commission receivable.

	An increase in inventories of $446,000 is attributable to purchases of equipment and parts for resale.

	On February 16, 1995, the Company established a $900,000 credit facility with the First National Bank of Maryland for short term working capital needs, standby letters of credit, and spot and forward foreign exchange transactions. Collateral for the credit facility consists of securities held in a safekeeping account by the bank. As of June 30, 1996, the Company had available approximately $380,000 under the credit facility.



                  		     PART II - OTHER INFORMATION


Item 6.  Exhibits and Reports on Form 8-K

	 a. None

	 b. Reports on Form 8-K
		None

                  		  US-CHINA INDUSTRIAL EXCHANGE, INC.

                          			    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                           				  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.




August 14, 1996                   S/Lawrence Pemble
Date                              Lawrence Pemble
	                            			  Executive Vice President Finance and
				                              Director




August 14, 1996                   S/Ronald Zilkowski
Date                              Ronald Zilkowski
                            				  Vice President Finance and Controller